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                      December 20, 2023

       Anthony Porcheron
       Chief Executive Officer
       Atlantic Coastal Acquisition Corp.
       1 Woodbury Mews
       Dun Laoghaire
       Dublin, Ireland A96 ED72

                                                        Re: Atlantic Coastal
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed April 21,
2023
                                                            File No. 001-40158

       Dear Anthony Porcheron:

              We issued comments on the above captioned filing on September 8, 2023. On November
       29, 2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Mark Wojciechowski at 202-551-3759 or Karl Hiller at 202-551-3686
       with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation